Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Extraordinary General Shareholders’ Meeting held on January 23, 2017

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nr 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of Extraordinary General Shareholders’ Meeting

held on January 23, 2017

Date, Time and Location:

January 23, 2017, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1,343, 9th floor, in the City and State of São Paulo.

Attendance:

Attendance: shareholders representing 67.8 of the social capital attended the meeting. We also registered the attendance of: (i) the Vice-Chairman and another member of the Board of Directors of the Company; (ii) the Chief Executive Officer of the Company; (iii) the Chief Financial and Investor Relations Officer of the Company; (iv) Mr. Flávio César Maia Luz, member of the Fiscal Council; (v) Mr. Orlando Veloci and Ms. Andréa Brito Fuga, representatives from Ernst & Young Assessoria Empresarial Ltda., registered under CNPJ 59.527.788/0001-31, located at Av. Presidente Juscelino Kubitschek, nr 1,830, Tower 2, 4th floor, in the City and State of São Paulo (“Appraisal Firm”).

Publications:

Call Notice: Published in the newspaper “Diário Oficial do Estado de São Paulo” (official gazette of the State of São Paulo) on December 23, 24 and 27, 2016 and in the newspaper “Valor Econômico” on December 23, 26 and 27, 2016.

Chairman and Secretary of the Meeting:

Chairman – João Ricardo de Azevedo Ribeiro.

Secretary – Sandra López Gorbe.

Order of the Day:

In accordance to the published Call Notice.

Discussed and approved matters:

1. Approval of the minutes of this Meeting to be written out as a summary, pursuant to Article 130, paragraph 1st of the Brazilian Corporate Law, and authorization of the publication of the minutes omitting signatures, pursuant to paragraph 3rd of the same article. Voting instructions received by the Chairman and Secretary of the Meeting duly filed at the Company’s headquarters.

2. In accordance with the terms of the Article 256, paragraph 1st of the Brazilian Corporate Law, shareholders representing 99,998% of the Shareholders present approved, without amendment or reservations, the acquisition, through its subsidiary Companhia Ultragaz S.A., of the total capital stock of Liquigás Distribuidora S.A. held by Petróleo Brasileiro S.A.—PETROBRAS. The management of the Company is hereby authorized to undertake all necessary acts for the conclusion and implementation of the Acquisition, subject to compliance with other applicable conditions precedent, pursuant to the Purchase and Sale Agreement of Shares and Other Covenants entered into on November 17, 2016.

General Observations and Closing:

It was noted that, in accordance with Article 256, paragraph 2nd, combined with Article 137, item (ii), of the Brazilian Corporate Law, the shareholders of the Company who dissent from resolution 2 above will not be entitled to withdrawal rights, once the Company’s shares have market liquidity and dispersion.

As there were no further matters to be discussed, the Meeting was finished, and these Meeting minutes were presented, read, approved and duly signed by the those shareholders attending the Meeting.

(Minutes of the Extraordinary General Shareholder’s Meeting

held on January 23, 2017)

LUCIO DE CASTRO ANDRADE FILHO – as Vice-Chairman of the Board of Directors and shareholder of the Company

PEDRO WONGTSCHOWSKI – as member of the Board of Directors of the Company

THILO MANNHARDT – as Chief Executive Officer and shareholder of the Company

ANDRÉ PIRES DE OLIVEIRA DIAS – as Chief Financial and Investor Relations Officer

ULTRA S.A. PARTICIPAÇÕES

ANA PAULA SANTORO CORIA; ANDRÉ COVRE; ANDRÉ LUIS POLO; ANDRÉ LUIZ PEDRO BREGION; FLÁVIO DO COUTO BEZERRA CAVALCANTI; HELANO PEREIRA GOMES; JOÃO BENJAMIN PAROLIN; JOÃO MARCOS CAZULA; JOSÉ AUGUSTO DUTRA NOGUEIRA; JERÔNIMO JOSÉ MERLO DOS SANTOS; JULIO CESAR NOGUEIRA; LEANDRO DEL CORONA; LEOCADIO DE ALMEIDA ANTUNES FILHO; LUCIANA DOMAGALA; MARCELLO DE SIMONE; MIGUEL LACERDA DE ALMEIDA; MIGUEL ROTHMANN JARROS; PEDRO JORGE FILHO; PLÍNIO LAERTE BRAZ; RODRIGO DE ALMEIDA PIZZINATTO; RICARDO ISAAC CATRAN; ROBERTO KUTSCHAT NETO; TABAJARA BERTELLI COSTA

MONTEIRO ARANHA S.A.

THE BANK OF NEW YORK MELLON

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

WOLFGANG EBERHARD ROHRBACH

PARTH DO BRASIL PARTICIPAÇÕES LTDA.

BETTINA IGEL HOFFENBERG

JENNINGS IGEL HOFFENBERG

PEDRO IGEL DE BARROS SALLES

CHRISTY PARTICIPAÇÕES LTDA.

CLARI FUNDO DE INVESTIMENTO EM AÇÕES; COX MASTER FUNDO DE INVESTIMENTO DE AÇÕES

BARTHE HOLDINGS LLC; TYLER FINANCE LLC; BEWETT INTERNATIONAL LLC

PLURAL BRAZIL DE LLC; BRASIL PLURAL PETROS FUNDO DE INVESTIMENTO EM AÇÕES; PLURAL CAPITAL EQUITY HEDGE FDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL INSTITUCIONAL FIM; BRASIL PLURAL LONG E SHORT PLUS FIA; BRASIL PLURAL PREVIDENCIA MASTER FIM; BRASIL PLURAL LONG BIASED FIA; BRASIL PLURAL MACRO FIM; PITUBA FUNDO DE INVESTIMENTO EM AÇÕES; HERTZ FIM PREVIDENCIÁRIO; NUCLEOS I BRASIL PLURAL FUNDO DE INVESTIMENTO MULTIMERCADO; BRASIL PLURAL RETORNO ABSOLUTO FIM CP; BRASIL PLURAL MACRO FIM

(Minutes of the Extraordinary General Shareholder’s Meeting

held on January 23, 2017)

AUDACE FUNDO DE INVESTIMENTO EM AÇÕES; BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO LS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO MASTER FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL ABSOLUTO PREVIDÊNCIA FIA; BTG PACTUAL ANDRÔMEDA FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL DIVIDENDOS MASTER FIA; BTG PACTUAL EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL GLOBAL MASTER FIM CP – IE; BTG PACTUAL HEDGE FUNDO DE INVESTIMENTO MULTIMERCARDO; BTG PACTUAL HEDGE PLUS FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL ICATU SELECT PREVIDÊNCIA MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIÁRIO; BTG PACTUAL MULTI AÇÕES FUNDO DE INVESTIMENTO DE AÇÕES; BTG PACTUAL MULTIMANAGER BBDC FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED FUNDO DE INVESTIMENTO MULTIMERCADO; BTG PACTUAL MULTISTRATEGIES ADVANCED PLUS FIM; BTG PACTUAL PENSION FUNDO DE INVESTIMENTO DE AÇÕES PROVIDENCIÁRIO; BTG PACTUAL PENSION MULTIMERCADO FUNDO DE INVESTIMENTO PREVIDENCIÁRIO; BTG PACTUAL PIPE FUNDO DE INVESTIMENTO DE AÇÕES; FI CAIXA BTG PACTUAL X 30 MM LP; FUNDO DE INVESTIMENTO MULTIMERCADO PREV 1; FIA AMIS; GERDAU PREVIDÊNCIA FIA 5

GROUPER EQUITY LLC; SQUADRA HORIZONTE FUNDO DE INVESTIMENTO EM AÇÕES; FPRV SQA SANHACO FIA PREVIDENCIARIO; SNAPPER EQUITY LLC; SQUADRA MASTER LONG BIASED FIA; SQUADRA MASTER LONG ONLY FIA; SQUADRA INSTITUCIONAL FIA

NATO FI EM AÇÕES- INVESTIMENTO NO EXTERIOR; MBV FUNDO DE INVESTIMENTO EM AÇÕES – IE; M SQUARE AÇÕES CSHG MASTER INSTITUCIONAL FIA; M SQUARE AÇÕES CSHG MASTER FIA; M SQUARE BRAZIL VALUE LONG ONLY FUND II LLC; M SQUARE ALISIO FIA; YALE UNIVERSITY

ATMOS INSTITUCIONAL MASTER FIA; ATMOS MASTER FUNDO DE INVESTIMENTO DE AÇÕES; ATMOS TERRA FUNDO DE INVESTIMENTO EM AÇÕES

NEO NAVITAS MASTER FIA

BWAG MAITACA FUNDO DE INVESTIMENTO EM AÇÕES

ABERDEEN EMERGING MARKETS EQUITY FUND; ABERDEEN EMERGING OPPORTUNITIES FUND; ABERDEEN GLOBAL BRAZIL EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS EQUITY FUND; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND; ABERDEEN GLOBAL LATIN AMERICAN EQUITY FUND; AMP CAPITAL FUNDS MANAGEMENT LIMITED AS RESPONSIBLE ENTITY (TRUSTEE); FOR EFM INTERNATIONAL SHARE FUND 10; CANADA POST CORPORATION REGISTERED PENSION PLAN; COMGEST GROWTH PLC; HOUR-GLASS EMERGING MARKET SHARE FUND; MATIGNON GLOBAL ACTIONS EMERGENTES; RBC QUANT EMERGING MARKETS DIVIDEND LEADERS; SUN LIFE SCHRODER EMERGING MARKETS FUND

ESSOR EMERGENT

BEST INVESTMENT CORPORATION; JPMORGAN BRAZIL EQUITY MASTER INVESTMENT TRUST

FIDELITY FUNDS SICAV; PINEHURST PARTNERS, L.P.; VANDERBILT UNIVERSITY

(Minutes of the Extraordinary General Shareholder’s Meeting

held on January 23, 2017)

AQR EMERGING EQUITIES FUND, L.P.; BUREAU OF LABOR FUNDS-LABOR PENSION FUND; COLUMBIA EMERGING MARKETS FUND; COLUMBIA GLOBAL OPPORTUNITIES FUND; COLUMBIA VARIABLE PORTFOLIO—EMERGING MARKETS FUND; CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND; FIDELITY ADVISOR SERIES VIII: FIDELITY ADVISOR EMERGING MARKETS FUND; FIDELITY GLOBAL EMERGING MARKETS FUND; FIDELITY INVESTMENT FUNDS—FIDELITY INDEX EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC.; FORSTA AP-FONDEN; FRANKLIN TEMPLETON INVESTMENT FUNDS; EQUITY INSIGHTS FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN EMERGING MARKETS INVESTMENT TRUST PLC; JPMORGAN FUND ICVC—JPM EMERGING MARKETS FUND; JPMORGAN FUNDS; JPMORGAN FUNDS—EMERGING MARKETS EQUITY FUND; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; JTSB LTD AS TRUSTEE FOR THE SUMITOMO T & B CO.,LTD AS TR FOR M ST LAT AME EQ FD (F QUA INST INV); MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; STATE SUPER FINANCIAL SERVICES INTERNATIONAL EQUITIES SECTOR TRUST; STICHTING PENSIOENFONDS VOOR HUISARTSEN; TELSTRA SUPER PTY LTD AS TRUSTEE FOR TELSTRA SUPERANNUATION SCHEME; THE CHANCELLOR, MASTERS & SCHOLARS OF THE UNIVERSITY OF OXFORD AS TRUSTEE OF THE OXFORD FUNDS—OEF CLASS ACCOUNT; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; VIRTUS EMERGING MARKETS EQUITY INCOME FUND; VIRTUS EMERGING MARKETS OPPORTUNITIES FUND

238 PLAN ASSOCIATES LLC; ABBEY LIFE PENSIONS MANAGED FUND; ABBEY PENSION INTERNATIONAL FUND; ABERDEEN CANADA—EMERGING MARKETS FUND; ABERDEEN EMERGING MARKETS FUND; ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC; ADVANCED SERIES TRUST—AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO; ADVANCED SERIES TRUST— AST GOLDMAN SACHS MULTI-ASSET PORTFOLIO; ADVANCED SERIES TRUST—AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO; AGF INVESTMENTS, INC; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; AMERICAN CENTURY RETIREMENT DATE TRUST; AMERICAN CENTURY SICAV; AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.—STRATEGIC ALLOCATION AGGRESSIVE FUND; AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.—STRATEGIC ALLOCATION MODERATE FUND; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.—EMERGING MARKETS FUND; AMERICAN CENTURY WORLD MUTUAL FUNDS, INC.—NT EMERGING MARKETS FUND; ARIZONA PSPRS TRUST; AT&T UNION WELFARE BENEFIT TRUST; AUSTRALIA POST SUPERANNUATION SCHEME; AXA IM ACWI SMARTBETA EQUITY FUND; AXA WORLD FUNDS; AXA WORLD FUNDS—FRAMLINGTON EMERGING MARKETS; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BLACKROCK LATIN AMERICA FUND, INC; BMO MSCI EMERGING MARKETS INDEX ETF; BRITISH AIRWAYS PENSION TRUSTEES LIMITED—MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM; CANADA PENSION PLAN INVESTMENT BOARD; CATHOLIC HEALTH INITIATIVES; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF NOMURA BRAZIL FUND; CHEVRON MASTER PENSION TRUST; CHI OPERATING INVESTMENT PROGRAM LP; CHICAGO TRANSIT AUTHORITY RETIREE HEALTHCARE TRUST; CIBC EMERGING MARKETS INDEX FUND; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; CITY OF NEW YORK GROUP TRUST; CMLA EMERGING MARKETS FUND; COLLEGES OF APPLIED ARTS AND TECHNOLOGY PENSION PLAN; DESJARDINS EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DEVON COUNTY COUNCIL; DGIA EMERGING MARKETS EQUITY FUND L.P.; DREYFUS OPPORTUNITY FUNDS—DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EGSHARES EM CORE

(Minutes of the Extraordinary General Shareholder’s Meeting

held on January 23, 2017)

EX-CHINA ETF; EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF BALTIMORE COUNTY; ENSIGN PEAK ADVISORS, INC.; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; F&C COMMINGLED FUND II LIMITED—F&C RESPONSIBLE EMERGING MARKETS EQUITY ESG FUND; F&C COMMINGLED FUND II LIMITED—F&C RESPONSIBLE EMERGING MARKETS EQUITY SCREENED ESG FUND; F&C PORTFOLIOS FUND—BMO RESPONSIBLE GLOBAL EMERGING MARKETS EQUITY; FIAM GLOBAL EX U.S. INDEX FUND, LP; FIDELITY EMERGING MARKETS FUND; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN TOTAL INTERNATIONAL INDEX FUND; FIRST STATE INVESTMENTS ICVC—STEWART INVESTORS LATIN AMERICA FUND; FIRST TRUST BICK INDEX FUND; FIRST TRUST/ABERDEEN EMERGING OPPORTUNITY FUND; FISHER INVESTMENTS COLLECTIVE TRUST; FLORIDA RETIREMENT SYSTEM TRUST FUND; FLORIDA STATE BOARD OF ADMINISTRATION; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FSS EMERGING MARKET EQUITY TRUST; FUNDPARTNER SOLUTIONS (SUISSE) SA—CAPACITY—FONDS INSTITUTIONNEL—ACTIONS EMERGENTES; FUTURE FUND BOARD OF GUARDIANS; GARD COMMON CONTRACTUAL FUND; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GMAM INVESTMENT FUNDS TRUST; GOLDMAN SACHS PROFIT SHARING MASTER TRUST; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER GLOBAL EQUITY FUND; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER GLOBAL EQUITY FUND; GOTHIC CORPORATION; GOTHIC ERP, LLC; GOTHIC HSP CORPORATION; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; HALLIBURTON CO EMPLOYEE BENEFIT MASTER TRUST; HC CAPITAL TRUST THE COMMODITY

RETURNS STRATEGY PORTFOLIO; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS MUNICIPAL RETIREMENT FUND; INTERNATIONAL EQUITY FUND; INVESCO MACRO INTERNATIONAL EQUITY FUND; INVESCO MACRO LONG/SHORT FUND; ISHARES III PUBLIC LIMITED COMPANY; ISHARES LATIN AMERICA 40 ETF; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; JAPAN TRUSTEE SERVICES BANK, LTD. SMTB EMERGING EQUITY MOTHER FUND; JOHN HANCOCK EMERGING MARKETS EQUITY FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; KAPITALFORENINGEN UNIPENSION INVEST, GLOBALE AKTIER IV; KBI DST EMERGING MARKET ESG FUND; KBI GLOBAL INVESTORS (NA) LTD COLLECTIVE INVESTMENT TRUST; KLEINWORT BENSON INVESTORS INSTITUTIONAL FUND PLC; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGG MASON EMERGING MARKETS DIVERSIFIED CORE ETF; LEGG MASON GLOBAL FUNDS PLC; LELAND STANFORD JUNIOR UNIVERSITY; LOCKHEED MARTIN CORPORATION DEFINED CONTRIBUTION PLANS MASTER TRUST; LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST; MANAGED PENSION FUNDS LIMITED; MANULIFE ASSET MANAGEMENT UCITS SERIES ICAV; MANULIFE GLOBAL FUND; MASSACHUSETTS INSTITUTE OF TECHNOLOGY; MERCER EMERGING MARKETS EQUITY FUND; MERCER QIF FUND PLC; MET INVESTORS SERIES TRUST—MET/ABERDEEN EMERGING MARKETS EQUITY PORTFOLIO; MGI FUNDS PLC; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NEI NORTHWEST EMERGING MARKETS FUND; NEW

(Minutes of the Extraordinary General Shareholder’s Meeting

held on January 23, 2017)

YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NOMURA MULTI MANAGERS FUND III—EMERGING MARKETS EQUITY; NORGES BANK; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING; NORTHERN TRUST INVESTMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NORTHWESTERN MUTUAL SERIES FUND, INC.—EMERGING MARKETS EQUITY PORTFOLIO; NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS; NTCC COLLECTIVE FUNDS FOR GRANTOR TRUSTS; NTGI—QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; NTGI—QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; OHIO POLICE AND FIRE PENSION FUND; OLD WESTBURY LARGE CAP STRATEGIES FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; PARAMETRIC EMERGING MARKETS CORE; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PEAR TREE PANAGORA RISK PARITY EMERGING MARKETS FUND; PICTET—EMERGING MARKETS INDEX; PICTET—EMERGING MARKETS SUSTAINABLE EQUITIES; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS LOW VOLATILITY PORTFOLIO; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SEMPRA ENERGY PENSION MASTER TRUST; SPDR S&P EMERGING MARKETS ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV—STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY FUND; STATE STREET TRT LTD AS DEP FOR SCOTTISH WID TRA AND SPECIALIST INV FDS ICVC—LATIN AMERICAN FUND; STATE STREET

TRUSTEES LIMITED ATF ABERDEEN CAPITAL TRUST; STICHTING PGGM DEPOSITARY; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS’ RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; TEXAS MUNICIPAL RETIREMENT SYSTEM; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; THE CALIFORNIA ENDOWMENT; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE LATIN AMERICAN DISCOVERY FUND, INC; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR RUSSELL EMERGING DIVIDEND GROWTH MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF EMERGING COUNTRY STOCK ACTIVE MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB300041293-STOCK; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY MOTHER FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF SCHRODER LATIN AMERICA EQUITY MOTHER FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER FUND; THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY—GASA FN SUBA STRATEGY 4; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST; THRIVENT PARTNER EMERGING MARKETS EQUITY FUND; THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST; TRINITY HEALTH PENSION PLAN; TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; VAILSBURG FUND LLC; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INVESTMENT SERIES PLC; VANGUARD INVESTMENTS FUNDS

(Minutes of the Extraordinary General Shareholder’s Meeting

held on January 23, 2017)

ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUND; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VARIABLE INSURANCE PRODUCTS FUND II: EMERGING MARKETS PORTFOLIO; VIRGINIA RETIREMENT SYSTEM; VKF INVESTMENTS LTD; VONTOBEL INVESTMENT TRUST; VOYA EMERGING MARKETS INDEX PORTFOLIO; VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO; WASHINGTON SAVANNAH RIVER COMPANY DEFINED BENEFIT MASTER TRUST; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO BANK DECLARATION OF TRUST ESTABLISHING INVESTMENT FUNDS FOR EMPLOYEE BENEFIT TRUSTS; WELLS FARGO DIVERSIFIED STOCK PORTFOLIO; WILLIAM BLAIR SICAV; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE EMERGING MARKETS QUALITY DIVIDEND GROWTH FUND; WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND

FLÁVIO CÉSAR MAIA LUZ – member of the Fiscal Council

ORLANDO VELOCI – representative from the Appraisal Firm

ANDRÉA BRITO FUGA – representative from the Appraisal Firm

JOÃO RICARDO DE AZEVEDO RIBEIRO – Chairman of the Meeting

SANDRA LÓPEZ GORBE – Secretary of the Meeting

Annex to the Minutes of the Extraordinary General Shareholders Meeting, held in January 23, 2017

In accordance with the terms of CVM Instruction 480, of December 7, 2009, as amended, notably Article 21, paragraph 6th and Article 30, paragraph 4th, ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) hereby informs the approvals, rejections and abstentions for each discussed matter:

1.	Approval of the acquisition, by its subsidiary Companhia Ultragaz S.A., of the total capital stock of Liquigás Distribuidora S.A. held by Petróleo Brasileiro S.A.—PETROBRAS.

Number of votes “for”	368,262,070
Number of votes “against”	0
Number of abstentions	6,275

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: January 23, 2017	By:	/S/ ANDRE PIRES DE OLIVEIRA DIAS
	Name:	Andre Pires de Oliveira Dias
	Title:	Chief Financial and Investor Relations Officer

(Minutes of Extraordinary General Shareholders’ Meeting held on January 23, 2017)